July 11, 2024

Jean-Philippe Kouakou-Zebouah
Chief Financial Officer
Vida Ventures, LLC
40 Broad Street, Suite 201
Boston, MA 02109

       Re: Vida Ventures, LLC
           Kyverna Therapeutics, Inc.
           Schedule 13D Filed By Vida Ventures, LLC et al.
           Filed May 3, 2024
           File No. 005-94441
Dear Jean-Philippe Kouakou-Zebouah:

       We have reviewed the above-captioned filing and have the following comment.

       Please respond to this letter by amending the filing or by providing the requested information. If you do not believe our comment applies to your facts and circumstances or that an amendment is appropriate, please advise us why in a response letter.

       After reviewing any amendment to the filing and any information provided in response to this comment, we may have additional comments.

Schedule 13D Filed May 3, 2024
General

1. We note the date of the event reported as requiring the filing of the Statement was
       February 12, 2024. Rule 13d-1(a) of Regulation 13D-G requires the filing of a Schedule
       13D within five business days after the date beneficial ownership of more than five percent of a class of equity securities specified in Rule 13d-1(i)(1) was acquired. Based on the February 12, 2024 event date, the Schedule 13D submitted on May 3, 2024 was not timely filed. Please advise us why the Schedule 13D was not filed within the required five business days after the date of the acquisition.
 July 11, 2024
Page 2

        We remind you that the filing persons are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

      Please direct any questions to Shane Callaghan at 202-551-6977 or Nicholas Panos at
202-551-3266.



                                                            Sincerely,

                                                            Division of
Corporation Finance
                                                            Office of Mergers &
Acquisitions